Solgaard Design Inc.



ANNUAL REPORT

270 Lafayette Suite 902

New York, NY 10012

(646) 859-0898

www.solgaard.co

This Annual Report is dated June 16, 2023.

BUSINESS

Solgaard Design Inc designs, sources, and sells premium luggage, backpacks, accessories, and home personal tech crafted from recycled/ocean bound plastic. Personal tech items include solar powered battery pack, solar powered boombox, and multidevice wireless charging base for the home.

With 5 patents, Solgaard Design Inc serves a global customer base through the company's branded website wwwl.solgaard.co and partners with companies to sell Solgaard branded products for employee and customer incentives and gifts.

Additionally Solgaard Design Inc is in partnership with a number of US Retailers and has agreements with distributors across the Middle East and Asia.

Founded by Canadian/Norwegian entrepreneur Adrian Solgaard on December 2, 2016, Solgaard Design Inc pulls 5lbs of plastic out of the ocean for every product sold with the goal of helping to cut ocean plastic in half by 2025.

Originally incorporated in Washington State, the company converted into a Delaware C-Corp in 2019.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $200,000.00
Use of proceeds: Working capital investment for inventory purchases and general SG&A expense.
Date: October 31, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: General operating expenses
Date: September 11, 2020
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

• Circumstances which led to the performance of financial statements:
Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

The company's revenues were up 166% from $13,801,859 in 2021 to $36,826,483 in 2022. The total cost of goods sold increased 154% from $5,461,463 in 2021 to $13,888,010 in 2022 and total operating expenses increased 200% from $7,136,233 in 2021 to $21,420,463 in 2022.

The increase in sales was across both D2C and B2B operating units fueled by investments in marketing including new advertising channels, new product launches including limited edition collaborations, increased advertising efficiencies, and an expanded product assortment.

Cost of Goods

Cost of goods sold increased 154% from $5,461,463 in 2021 to $13,888,010 in 2022 compared to sales growth of 166% during the same period. Gross margin increased to 62% compared to 60% in 2021 as the company worked to reduce manufacturing expenses and freight costs.

Expenses

Operating expenses increased 200% in 2022 over 2021 compared to sales growth of 166%. The increase in expenses were across various categories with investments made into building a customer service team, implementing new technologies, and increasing the company's mission driven efforts. We do anticipate investments in staffing to continue in 2023 as the growth in the business necessitates.

These investments in marketing, customer service, and technologies contributed to an operating profit of $1,518,014 compared to $1,199,679 in 2021.

Historical results and cash flows:

Operating Activities
In 2022, net cash provided by operating activities was $2,049,050 compared to $168,291 in 2021.

Investing Activities

Cash utilized by investing activities was $151k compared to $0 in prior years due to an investment in a plastic collection organization as part of the company mission driven efforts.

Financing Activities

Cash utilized by financing activities was $689,343 in 2022 compared to $286,691 provided in 2021. The company worked to pay down debt obligations throughout 2022 and was able to reduce long term debt by 50%. The company will continue to weigh financing opportunities to fuel inventory purchases and expand markets as deemed appropriate.

Management anticipates profitability to continue as there is a deep pipeline of new products in development, signs of positive traction in new marketing channels, and plans for entering additional markets.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $1,499,193.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: J. Shupe
Amount Owed: $150,000.00
Interest Rate: 10.0%
Maturity Date: August 07, 2020

Creditor: Wayflyer
Amount Owed: $391,608
Fee: 5%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Adrian Nicholas Solgaard Janzen

Adrian Nicholas Solgaard Janzen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Founder, Chief Executive Officer, Director
Dates of Service: December, 2016 - Present
Responsibilities: Setting the strategic direction of the company and leading product conception and design. Adrian holds 79.99% of equity in the company and has a yearly compensation of $100,000.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Adrian Nicholas Solgaard Janzen
Amount and nature of Beneficial ownership: 10,000,000
Percent of class: 79.99

RELATED PARTY TRANSACTIONS

none

OUR SECURITIES

The company has authorized Common Stock, Class B Common Stock, Promissory Note, and SAFE Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Class B Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,600,000 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Material Rights

Stock Options

Outstanding: 12,000,000

The 12,000,000 shares currently listed as outstanding is on a fully diluted basis, and includes 408,344 in issuable warrants, 991,666 shares of common stock reserved for an employee option pool, and 100,000 shares reserved for Chris Cavill which have not yet been issued.

The company also has 25,000 shares of Class B common stock reserved for Kendall Almerico subject to his exercise of a warrant. Additionally, shares have been reserved as needed to cover any stock that must later be issued to StartEngine, the holder of a promissory note should it be converted to equity, and a SAFE issued to a previous investor.

Additional Material Rights

Section 10.2 of the Company Bylaws: Right of First Refusal.

10.2.1 In addition to and without limiting the effect of Section 10.1, if the Stockholder desires to transfer any of his Shares pursuant to Section 10.1.2(vii) above, then the Stockholder shall first give written notice thereof to the Corporation. The notice shall (i) name the proposed transferee, (ii) state (a) the number of Shares to be transferred, (b) the proposed consideration and (c) all other terms and conditions of the proposed transfer, (iii) be signed by such Stockholder and the proposed purchaser or transferee, (iv) must constitute a binding commitment subject to the Corporation's right of first refusal as set forth herein, (v) be accompanied by proof satisfactory to the Corporation or its legal counsel that the proposed sale or transfer will not violate any applicable U.S. federal, state or other securities laws, and (vi) offer the Shares at the same price and upon the same terms (or terms as similar as reasonably possible) to the Corporation or its assignee(s). The notice shall not be deemed delivered for purposes of this Section 10.2 until the later of (i) such time as the transferring Stockholder shall have delivered the foregoing notice to the Corporation, (ii) such time as a Legal Opinion shall have been delivered to the Corporation, (iii) such time as an officer of the Corporation shall have confirmed in writing (including via email) that no such Legal Opinion shall be required with respect to the proposed transfer (or is not required to be delivered until a time reasonably in advance of the consummation of the proposed transfer).

10.2.2 For thirty (30) days following receipt of such notice, the Corporation and/or its assignee shall have the option to purchase all (but not less than all) of the Shares specified in the notice at the price and upon the terms (or terms as similar as reasonably possible) set forth in such notice; provided, however, that, with the consent of the transferring Stockholder, the Corporation shall have the option to purchase a lesser portion of the Shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the Shares, and that is not otherwise exempted from the provisions of this Section 10.2, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the Shares or, with consent of the transferring

Stockholder, a lesser portion of the Shares, it shall give written notice to the transferring Stockholder of its election and settlement for said Shares shall be made as provided below in the next paragraph.

10.2.3 In the event the Corporation and/or its assignee(s) elect to acquire any of the Shares of the transferring Stockholder as specified in said transferring Stockholder's notice, the Secretary of the Corporation shall so notify the transferring Stockholder and settlement thereof shall be made in cash within sixty (60) days after the Secretary of the Corporation receives said transferring Stockholder's notice; provided that if the terms of payment set forth in said transferring Stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said Shares on the same terms and conditions set forth in said transferring Stockholder's notice.

10.2.4 In the event the Corporation and/or its assignees(s) do not elect to acquire all of the Shares specified in the transferring Stockholder's notice, said transferring Stockholder may, within the sixty (60)-day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the Shares specified in said transferring Stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring Stockholder's notice. All Shares so sold by said transferring Stockholder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

10.2.5 Anything to the contrary contained herein notwithstanding, a Permitted Transfer shall be exempt from the provisions of this Section 10.2.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 1,462,257 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Class B Common Stock is non-voting common stock.

Class B Common Stock is also subject pari passu to the Right of First Refusal as detailed above in Common Stock.

Promissory Note

The security will convert into Common stock and the terms of the Promissory Note are outlined below:

Amount outstanding: $200,000.00

Maturity Date: October 31, 2021

Interest Rate: 2.0%

Discount Rate: 15.0%

Valuation Cap: None

Conversion Trigger: Upon next financing, sale of preferred stock of no less than $1 million dollars prior to maturity date and after maturity date but prior to repayment of balance, holder may tender note and convert balance should a sale of preferred stock not occurred.

Material Rights

Adjustment for Consolidation or Merger

If the Company shall consolidate with or merge into one or more other corporations or other entities, and pursuant to such consolidation or merger stock, other securities or other property is issued or paid to holders of Conversion Stock (each, a "Reorganization Event"), then, and in each such case, Holder, upon conversion of an Actual Conversion Amount after the consummation of such Reorganization Event, shall be entitled to receive (in lieu of the stock or other securities and property that Holder would have been entitled to receive under the terms of this Note upon such conversion but for such Reorganization Event), the stock or other securities or property that Holder would have been entitled to receive upon the consummation of such Reorganization Event if, immediately prior to such Reorganization Event, Holder had converted such Actual Conversion Amount into Conversion Stock, all subject to further adjustment as provided in this Note, and the successor corporation or other successor entity in such Reorganization Event shall duly execute and deliver to Holder a supplement to this Note acknowledging such corporation's or other entity's obligations under this Note; and in each such case, the terms of the Note shall be applicable to the shares of stock or other securities or property receivable upon the conversion of this Note after the consummation of such Reorganization Event.

SAFE Note

The security will convert into Class b common stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $50,000.00

Interest Rate: 0.0%

Discount Rate: 46.0%

Valuation Cap: None

Conversion Trigger: Equity Financing Event

Material Rights

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are constantly prototyping new products for our customers. Delays or cost overruns in the development of any new product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The global COVID-19 pandemic has disputed the companies business and could continue to be impacted should the virus continue to spread. The company operations were negatively affected with the global quarantine due to the COVID-19 outbreak. Should the global economy continue to struggle, the company could be materially impacted on a long term basis. The Company Has Limited Operating History The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, shareholders may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations will ever be profitable. The Company Is Dependent Upon Its Management, Key Personnel and Consultants to Execute the Business Plan, And Some of Them May Have Concurrent Responsibilities at Other Businesses The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers as well as other key personnel and consultants. Some of them may have concurrent responsibilities at other entities. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in industries that the Company is participating in is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations. Although Dependent Upon Certain Key Personnel, The Company Does Not Have Any Key Man Life Insurance Policies on Any Such People The Company is dependent upon management in order to conduct its operations and execute its business plan, however, the

Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or consultants die or become disabled, the Company will not receive any compensation that would assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company Is Subject to Income Taxes as Well As Non-Income Based Taxes, Which May Include Payroll, Sales, Use, Value-Added, Net Worth, Property and Goods and Services Taxes. Significant judgment is required in determining the Company's provision for income taxes and other tax liabilities. In the ordinary course of the Company's business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that the Company's tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in the Company's income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on the Company's financial position and results of operations in the period or periods for which determination is made. The Company Is Not Subject to Sarbanes-Oxley Regulations and Lack the Financial Controls and Safeguards Required of Public Companies. The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about the Company's financial controls that would be required under the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls. Changes in Employment Laws or Regulation Could Harm the Company's Performance Various federal and state labor laws govern the Company's relationship with the Company's employees and contractors and affect the Company's operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect the Company's operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act. The Company's Bank Accounts Will Not Be Fully Insured The Company's regular bank accounts have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts. The Company's Business Plan Is Speculative The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's shares of Common Stock is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment. The Company Will Likely Incur Debt The Company will likely incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment. The Company's Expenses Could Increase Without a Corresponding Increase in Revenues The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution. Computer, Website or Information System Breakdown. Could Affect the Company's Business Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment. Changes in The Economy Could Have a Detrimental Impact Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment. The Company's Employees, Executive Officers, Directors and/or Affiliate Shareholders Beneficially Own. or Control a Substantial Portion of Its Outstanding Shares The Company's employees, executive officers, directors and/or affiliates beneficially own or control a substantial portion of the Company's outstanding shares which may limit your ability and the ability of the Company's other shareholders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of ownership could discourage or prevent a potential merger or acquisition of the Company that might otherwise result in an investor receiving a premium over the market price for his or her shares. Accordingly, the Company's employees, directors, executive officers and affiliate shareholders may have the power to control the election of the Company's directors and the approval of actions for which the approval of the Company's shareholders is required. If you acquire the Company's shares, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the value of the Company's shares and could also limit the price that investors might be willing to pay in the future for the Company's shares. The Company's Operating Plan Relies in Large Part Upon Assumptions and Analyses Developed by The Company. If These Assumptions or Analyses Prove to Be Incorrect, The Company's Actual Operating Results May Be Materially Different from The Company's Forecasted Results Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecasts depend on a number of factors, many of which are outside the Company's control, including, but not limited to: • whether the Company can obtain sufficient capital to sustain and grow its business • the Company's ability to manage its growth • whether the Company can manage relationships with key vendors and third parties • demand for the Company's products and services • the timing and costs of new and existing marketing and promotional efforts• competition • the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel • the overall strength and stability of domestic and international economies • consumer habits. Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition. The Company May Be Unable to Manage Its Growth or Implement Its Expansion Strategy The Company may not be able to expand the Company's product and service offerings, the Company's markets, or implement the other features of the Company's business strategy at the

rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected. The Company's Business Model Is Evolving The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products and services to potential customers who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve. A Data Security Breach Could Expose the Company to Liability and Protracted and Costly Litigation, And Could Adversely Affect the Company's Reputation and Operating Revenues To the extent that the Company's activities involve the storage and transmission of confidential information and/or other data, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information, as well as numerous other problems. A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against the Company. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach. The Company Depends on Third-Party Providers for A Reliable Intemet Infrastructure and The Failure of These Third Parties, Or the Intemet in General, For Any Reason Would Significantly Impair the Company's Ability to Conduct Its Business The Company will outsource some or all of its online presence and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially

adversely affected. The Company's Employees May Engage in Misconduct or Improper Activities The Company, like any business, is exposed to the risk of employee or contractor fraud or other misconduct. Misconduct by employees or contractors could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and harm to the Company's reputation. Limitation on Manager, Officer and Other's Liability The Company may provide for the indemnification of managers, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of managers, officers and others to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to managers, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company. Inability to Maintain and Enhance Product Image Could Affect the Company It is important that the Company maintains and enhances the image of its existing and new products and services. The image and reputation of the Company's products may be impacted for various reasons including but not limited to, bad publicity, litigation, customer complaints, and complaints from regulatory bodies. Such problems, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. From time to time, the Company may receive complaints from customers regarding products purchased from the Company. The Company may become subject to lawsuits from customers alleging injury because of a purported defect in products or services sold by the Company, claiming substantial damages and demanding payments from the Company. These claims may not be covered by the Company's insurance policies, if any exist. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations, and financial condition. Any negative publicity generated as a result of customer or regulator complaints about the Company or its products could damage the Company's reputation and diminish the value of the Company's brand and brand equity (brand image, reputation and product quality), which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment. If The Company's Efforts To Build Strong Brands And Maintain Customer Satisfaction And Loyalty Are Not Successful, It May Not Be Able To Attract Or Retain Customers, And Its Business May Be Harmed. The Company believes that increasing, maintaining and enhancing awareness of the Company's brands is critical to achieving widespread acceptance and success of the Company's business. Building and maintaining strong brands is important to attract and retain customers, as potential customers have a large number of haircare and personal beauty product choices. Successfully building a brand is a time consuming and expensive endeavor, and can be positively and negatively impacted by any number of factors. Some of these factors, such as the quality or pricing of the Company's products, are at least partially within its control. Other factors will be beyond the Company's control, yet customers may nonetheless attribute those factors to the Company. The Company's competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than the Company can. Many of the Company's competitors are larger companies and promote their brands through traditional forms of advertising, such as print media and TV commercials, and have substantial resources to devote to such efforts. The Company's competitors may also have greater resources to utilize Internet advertising or website product placement more effectively than the Company can. If the Company is unable to execute on building strong brands, it may be difficult to differentiate its business, programming and platform from its competitors in the marketplace, therefore its ability to attract and retain customers may be adversely affected and its business may be harmed. The Company's Actual Or Perceived Failure To Adequately Protect Personal Data Could Harm Its Business. A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial well-being and your investment. The Shares Common Stock Are Offered on A "Best Efforts" Basis and The Company May Not Raise the Maximum Amount Being Offered Since the Company is offering the shares of Common Stock on a "best efforts" basis, there is no assurance that the Company will sell enough shares to meet its capital needs. If you purchase shares of Common Stock in this offering, you will do so without any assurance that the Company will raise enough money to satisfy the full use of proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs. Investor Funds Will Not Accrue Interest While in the Escrow Account Prior To Closing All funds delivered in connection with subscriptions for the shares of Common Stock will be held in a non-interest-bearing escrow account until a closing of the offering, if any. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the offering or a closing. If the Company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction. The Company Has Not Paid Distributions in The Past and Does Not Expect to Pay Distributions in The Near Future, So Any Return on Investment May Be Limited to The Value of the Shares The Company has never paid cash distributions to its investors and does not anticipate paying cash distributions in the foreseeable future. The payment of distributions to the Company's shareholders will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. While the Company intends to pay distributions in the future at such time as profitable operations are sustained and cash flow in excess of reinvestment required to achieve the Company's business objectives is available, there is no guarantee the Company will chose to pay distributions at that time, rather than reinvest in addition growth of the Company, such as new product development. If the Company does not pay distributions, the Company's shares of Common Stock may be less valuable. The Company Has Made Assumptions in Its Projections and In Forward-Looking Statements That May Not Be Accurate The discussions and information in this Form C may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Form C, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Form C contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Form C or in other reports issued by the Company or by third-party publishers. The Offering Price for the Shares of Common Stock Has Been Determined By The Company The price at which the shares of Common Stock are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and the Company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the shares of Common Stock was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, and the Company's capital structure. These prices do not necessarily accurately reflect the actual value of the shares or the price that may be realized upon disposition of the shares, or at which the shares might trade in a marketplace, if one develops. The Shares of Common Stock in This Offering Have Limited Protective Provisions. The shares of Common Stock in this offering have limited protective provisions. As such, you will not be afforded protection, by any provision of the shares or as a shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" for the Company, the shares being offered do not provide you with any protection. In addition, there are no provisions attached to the shares in the offering that would permit you to require the Company to repurchase the shares in the event of a takeover, recapitalization or similar transaction involving the Company. The Shares in This Offering Are Subject To A Right of First Refusal The shares in this offering are subject to a right of first refusal whereby you may, under certain circumstances, be forced to sell your shares to the Company rather than to any other person or entity. For full details on the right of first refusal, see the Company's Bylaws. No Guarantee of Return on Investment There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form C and all other available documents and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision. The Exclusive Forum Provision In The Subscription Agreement May Have The Effect Of Limiting An Investor's Ability To Bring Legal Action Against The Company And Could Limit An Investor's Ability To Obtain A Favorable Judicial Forum For Disputes. The subscription agreement for this offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in a certain state. This provision may have the effect of limiting the ability of investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and managers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company's business and financial condition. You Will Need To Keep Records Of Your Investment For Tax Purposes As with all investments in securities, if you sell the shares of Common Stock, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the shares of Common Stock for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell. The Retail Merchandise Industry Is Highly Competitive, And The Company's Failure To Compete Effectively Could Adversely Affect Its Market Share, Revenues And Growth Prospects. The Company faces vigorous competition from companies throughout the world, including large multinational consumer products companies that have many merchandise brands under ownership as well as other independent merchandise brands, including those that may target the latest trends or specific demographics or distribution channels. Competition in the merchandise industry is based on the introduction of new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation and trends, in-store presence and visibility, promotional activities, advertising, editorials, social media influencers, E-commerce and mobile-commerce initiatives and other activities. The Company must compete with a high volume of new product introductions and existing products by diverse companies across several different distribution channels. Many multinational consumer companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than the Company does and may be able to respond more effectively to changing social, business and economic conditions than the Company can. Many of these competitors' products are sold in a wider selection or greater number of retail stores and geographies, and possess a larger presence in these stores, typically having significantly more inline shelf space than the Company does. Given the finite space allocated to clothing and merchandise products by retail stores and others, the Company's ability to grow the number of retail or other locations in which the Company's products are sold and expand the Company's positioning and space allocation once in these retail and other locations, may require the repositioning, removal or reduction of the shelf space of these competitors. The Company may be unsuccessful in its growth strategy in the event that the Company's potential retail partners do not reallocate shelf space from the

Company's competitors to the Company. The Company's competitors may attempt to gain market share by offering products at prices at or below the prices at which the Company's products are typically offered, offering retail incentives including through the use of large percentage discounts and "buy one and get one free" or similar offers. Competitive pricing may require the Company to reduce its prices, which would decrease the Company's profitability or result in lost sales. The Company's competitors, many of whom have greater resources than the Company does, may be better able to withstand these price reductions and lost sales. It is difficult for the Company to predict the timing and scale of its competitors' activities in these areas or whether new competitors will emerge in the merchandise business. In addition, further technological breakthroughs, including new and enhanced technologies which increase competition in the online retail market, new product offerings by competitors and the strength and success of the Company's competitors' marketing programs may impede the Company's growth and the implementation of its business strategy. The Company's ability to compete also depends on the continued strength and consistency of its brands and products, the success of its marketing, innovation and execution strategies, the continued diversity of its product offerings, the successful management of new product introductions and innovations, strong operational execution, including sourcing and order fulfillment, and the Company's success in entering new markets and expanding its business in existing geographies. If the Company is unable to continue to compete effectively, it could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's Inability To Anticipate And Respond To Market Trends And Changes In Consumer Preferences Could Adversely Affect Its Financial Results. The Company's success depends on its ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer tastes for merchandise products, attitudes toward its industry and brands, as well as to where and how consumers shop. The Company must continually work to develop, manufacture and market new products, maintain and adapt to existing and emerging distribution channels, maintain and enhance the recognition of its brands, achieve a favorable mix of products, successfully manage its inventories, and refine its approach as to how and where the Company markets and sells its products. While the Company will devote effort and resources to shape, analyze and respond to consumer preferences, the Company recognizes that consumer tastes cannot be predicted with certainty and can change rapidly. The issue is compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared. If the Company is unable to anticipate and respond to sudden challenges that the Company may face in the marketplace, trends in the market for its products and changing consumer demands and sentiment, the Company's financial results will suffer. The Company's New Product Introductions May Not Be As Successful As It Anticipates. The Company has a process for the development, trial evaluation and validation of new product concepts. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales may not be as high as the Company anticipates, due to lack of acceptance of the products themselves or their price, or limited effectiveness of the Company's marketing strategies. In addition, the Company's ability to launch new products may be limited by delays or difficulties affecting the ability of the Company's suppliers or manufacturers to timely manufacture, distribute and ship new products or displays for new products or changes in regulatory requirements. Sales of new products may be affected by inventory management by the Company's retail partners and the Company may experience product shortages or limitations in retail display space by its retail partners. The Company may also experience a decrease in sales of certain existing products as a result of newly-launched products, the impact of which could be exacerbated by shelf space limitations or any shelf space loss. Any of these occurrences could delay or impede the Company's ability to achieve its sales objectives, which could have a material adverse effect on the Company's business, financial condition and results of operations. As part of the Company's ongoing business strategy, it expects it will need to continue to introduce new products in the Company's traditional product categories of merchandise, while also expanding its product launches into adjacent categories in which the Company may have little to no operating experience. The success of product launches in adjacent categories could be hampered by the Company's relative inexperience operating in such categories, failure to establish new buyer relationships, the strength of the Company's competitors or any of the other risks referred to above. Furthermore, any introduction of new products or expansion into new categories may prove to be an operational and financial constraint which inhibits the Company's ability to successfully accomplish such introduction or expansion. New product launches may also encounter difficulties in manufacturing or packaging leading to lower than expected margins. The Company's inability to introduce successful products in its traditional categories or in adjacent categories could limit the Company's future growth and have a material adverse effect on its business, financial condition and results of operations. Sudden Disruption In Business Conditions May Affect Consumer Purchases Of Discretionary Items And/Or The Financial Strength Of The Company's Customers That Are Retailers, Which Could Adversely Affect The Company's Financial Results. A general economic downturn, or the general level of consumer spending is affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, and consumer confidence generally, all of which are beyond the Company's control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of the Company. A decline in consumer purchases of discretionary items also will impact the Company's customers that are retailers. The Company's inability to collect receivables from its largest customers or from a group of customers could have a material adverse effect on its business and its financial condition. If a retailer was to liquidate, the Company may incur additional costs if it chooses to purchase the retailer's inventory of the Company's products to protect brand equity. In addition, sudden disruptions in business conditions, for example, from events such as a pandemic, or other local or global health issues, conflicts around the world, or as a result of a terrorist attack, retaliation or similar threats, or as a result of adverse weather conditions, climate changes or seismic events, can have a short-term and, sometimes, long-term impact on consumer spending. The Company's Success Is Linked To The Size And Growth Rate Of The Merchandise Industry And An Adverse Change In The Size Or Growth Rate Of Such Segment Could Have A Material Adverse Effect On The Company. The success of the Company's growth strategy is in part tied to the size and growth rate of the merchandise segment. It is difficult to estimate the size of the market and predict the rate at which the market for the Company's products will grow, if at all. Furthermore, underlying market conditions are subject to change based on economic conditions, consumer preferences and other factors that are beyond the Company's control, including media attention and scientific research, which may be positive or negative. An adverse change in size or growth rate of the merchandise segment could have a material adverse effect on the Company's business, financial condition and results of operations. Changes In Laws, Regulations And Policies That Affect The Company's Business Could Adversely Affect Its Financial Results. The Company's business is subject to numerous laws, regulations and policies. Changes in the laws, regulations and policies, including the interpretation or enforcement thereof, that affect, or will affect, the Company's business, including changes in accounting standards, tax laws and regulations, laws and regulations relating to data privacy, anti-corruption, advertising, marketing, manufacturing, distribution, product registration, ingredients and packaging, laws in the U.S. and elsewhere relating to selective distribution, environmental or climate change laws, regulations or accords, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action the Company's may take as a result could adversely affect its financial results. Government Reviews, Inquiries, Investigations, And Actions Could Harm The Company's Business Or Reputation The Company's operations in certain countries are subject to governmental scrutiny and may be adversely impacted by the results of such scrutiny. The regulatory environment with regard to the Company's business is evolving, and officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. From time to time, the Company may receive formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about the Company's business and compliance with local laws, regulations or standards. Any determination that the Company's operations or activities, or the activities of the Company's employees, are not in compliance with existing laws, regulations or standards could negatively impact the Company in a number of ways, including the imposition of substantial fines, interruptions of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, or similar results, all of which could potentially harm the Company's business and/or reputation. Even if an inquiry does not result in these types of determinations, it potentially could create negative publicity which could harm the Company's business and/or reputation. The Company Is Subject To Risks Related To The International Scope Of The Company's Operations. The Company will operate on an international basis. The Company's international operations are subject to many risks and uncertainties, including: • fluctuations in foreign currency exchange rates and the relative costs of operating in different places, which can affect the Company's results of operations, the value of the Company's foreign assets (if any), the relative prices at which the Company and competitors sell products in the same markets, the cost of certain inventory and non-inventory items required in the Company's operations, and the relative prices at which the Company's sells its products in different markets; • foreign or U.S. laws, regulations and policies, including restrictions on trade, immigration and travel; import and export license requirements; tariffs and taxes; operations; and investments; • lack of well¬ established or reliable legal and administrative systems in certain countries in which the Company operates; • adverse weather conditions, currency exchange controls, and social, economic and geopolitical conditions, such as terrorist attacks, war or other military action. These risks could have a material adverse effect on the Company's business, prospects, reputation, results of operations and financial condition. A Disruption In Operations Or The Company's Supply Chain Could Adversely Affect The Company's Business And Financial Results The Company is engaged in manufacturing and distribution on an international scale and is subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in supply chain or information systems, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which the Company has no control. If such an event were to occur, it could have an adverse effect on the Company's business and financial results. While the Company may use a variety of direct and indirect suppliers of goods and services from around the world, some of the Company's products may rely on single or a limited number of suppliers. Changes in the financial or business condition of the Company's suppliers could subject it to losses or adversely affect its ability to bring products to market. Further, the failure of the Company's suppliers to deliver goods and services in sufficient quantities, in compliance with applicable standards, and in a timely manner could adversely affect the Company's customer service levels and overall business. In addition, any increases in the costs of goods and services for the Company's business may adversely affect its profit margins if the Company is unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in the Company's operations. As The Company Outsources Functions, The Company Becomes More Dependent On The Entities Performing Those Functions. As part of the Company's business strategy, it is continually looking for opportunities to provide essential business services in a more cost-effective manner. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. These may include certain information systems, manufacturing, distribution, finance, human resource and other business functions. While the Company's believes it will conduct appropriate due diligence before entering into agreements with the outsourcing entity, the failure of one or more entities to provide the expected services, provide them on a timely basis or to provide them at the prices the Company expects may have a material adverse effect on the Company's results of operations or financial condition. In addition, if the Company transitions systems to one or more new, or among existing, external service providers, the Company may experience challenges that could have a material adverse effect on its results of operations or financial condition. The Company Will Be Reliant Upon Technology And The Disruption Or Malfunction In The Company's Information Systems Could Adversely Affect The Company's Business The Company's industry depends upon the use of sophisticated technology and systems to process, transmit and store electronic information, including those utilized for the Company's sales, inventory, customer management, administrative systems, business processes including product development, marketing, sales, order processing, production, distribution, finance and intracompany communications throughout the world. Consequently, disruptions or malfunctions in technology can impact the Company's revenue. The operation of many of these systems is dependent upon third party data communication networks and software upgrades, maintenance and support. Furthermore, a significant portion of the communications between, and storage of personal data of, the Company's personnel, customers, and suppliers depends on information technology. The Company's information technology systems, and the systems of the parties the Company communicates and collaborates with, may be vulnerable to a variety of interruptions due to events beyond the Company's control, including, but not limited to, network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyberattacks by common hackers, criminal groups or nation-state organizations or social-activist (hacktivist) organizations, geopolitical events, natural disasters, failures or impairments of telecommunications networks, or other catastrophic events. Accordingly, an extended interruption in the ability of any system to function could significantly curtail, directly and indirectly, the Company's ability to conduct its business and generate revenue. The Company's information technology systems can be expected to require refinements and there is the risk that advanced new technologies will be introduced. There can be no assurance that as various systems and technologies become outdated or new technology is required, the Company will be able to replace or introduce them as quickly as the Company's competitors or within budgeted costs for such technology. There can be no assurance that the Company's will achieve the benefits that may have been anticipated from any new technology or system. Further, there can be no assurance that disruptions of the operation of these systems will not occur as a result of failures related to the Company's internal or third-party systems and support. The Company Is Subject To Risks Related To Cybersecurity Cyber threats are constantly evolving and this increases the difficulty of detecting and successfully defending against them. These events could compromise the Company's confidential information, impede or interrupt the Company's business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. While the Company will implement administrative and technical controls and takes other preventive actions to reduce the risk of cyber incidents and protect the Company's information technology, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks or other security breaches to the Company's computer systems. In addition, the Company could experience cyber-attacks, privacy breaches, data breaches or other incidents that result in unauthorized disclosure of customer, employee or Company information. If the Company's suffers a loss as a result of a breach or other breakdown in the Company's technology, including such cyber-attack, privacy breaches, data breaches or other incident involving one of the Company's vendors, that result in unauthorized disclosure or significant unavailability of business, financial, personal or stakeholder information, the Company's may suffer reputational, competitive and/or business harm and may be exposed to legal liability, which may adversely affect the Company's results of operations and/or financial condition. The misuse, leakage or falsification of information could result in violations of data privacy laws, the Company may become subject to legal action and increased regulatory oversight. The Company could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems. In addition, if the Company's suppliers or customers experience such a breach or unauthorized disclosure or system failure, their businesses could be disrupted or otherwise negatively affected, which may result in a disruption in the Company's supply chain, which could adversely affect the Company's business operations. The Company seeks to minimize the impact of these attacks through various technologies, processes and practices designed to help protect the Company's networks, systems, computers and data from attack, damage or unauthorized access. However, there are no guarantees that the Company's cyber-security practices will be sufficient to thwart all attacks. While the Company may carry cyber breach, property and business operation interruption insurance, the Company may not be sufficiently compensated for all losses it may incur. These losses include not only a loss of revenues but also potential reputational damage to the Company's brand and litigation, fines or regulatory action against the Company. Furthermore, the Company may also incur substantial remediation costs to repair system damage as well as satisfy liabilities for stolen assets or information that may further reduce the Company's profits. Failure To Maintain The Integrity Of Internal Or Customer Data Could Result In Faulty Business Decisions, Damage Of Reputation And/Or Subject The Company To Costs, Fines Or Lawsuits The Company's business requires the collection and retention of internal and customer data, including credit card numbers and other personally identifiable information of the Company's employees and customers as such information is entered into, processed, summarized, and reported by the various information systems the Company uses. The integrity and protection of that customer, employee, and company data is critical to the Company. The Company's customers have a high expectation that the Company will adequately protect their personal information, and the regulatory environment surrounding information security and privacy is increasingly demanding, both in the United States and in international jurisdictions. If the Company fails to maintain compliance with the various U.S. and international laws and regulations applicable to the protection of such data or with the Payment Card Industry ("PCI") data security standards, the Company's ability to process such data could be adversely impacted and expose the Company to fines, litigation or other expenses or sanctions. Changes In Privacy Laws Could Adversely Affect The Company's Ability To Utilize Customer Data And Market Its Products Effectively And Could Impact The Company's Results From Operations Or Result In Costs And Fines The Company's business operations are subject to various U.S. and international privacy and data protection laws. Any future changes or restrictions in United States or international privacy and data protection laws could adversely affect the Company's operations, including the Company's ability to utilize customer data, which could adversely impact the Company's finances. Compliance with such future changes or restrictions could result in significant costs. Failure to comply could expose the Company to fines, litigation, or other expenses or sanctions. The Company may also rely on a variety of direct marketing techniques, including telemarketing, email, online marketing and postal mailings. Any future restrictions in laws such as Telemarketing Sales Rule, CANSPAM Act, and various U.S. state and international laws, or new federal laws regarding marketing and solicitation or international data protection laws that govern these activities could adversely affect the continuing effectiveness of telemarketing, email and postal mailing techniques and could force changes in the Company's marketing strategies. If this occurs, the Company may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of the Company's revenues. The Company's Marketing And Advertising Strategies May Not Be Successful The Company's products are marketed in the United States and internationally through a diverse spectrum of advertising, marketing and promotional programs, with its products being marketed specifically for its target audience in the regions and countries in which those products are offered. The Company's marketing efforts are centered on generating brand awareness and driving retailer and consumer demand for its products. The Company strives to educate consumers on its products, develop tools and platforms to drive consumer engagement and establish a recognizable shelf presence through the use of displays and recognizable packaging. The Company's campaigns are launched across a varied communications platform, including digital and social media, magazines and newspapers and email. In addition, the Company seeks editorial coverage for its products in digital, social and print media. If these marketing and advertising programs and strategies are not successful, the Company's product sales and brand reputation may be affected. There May Be Claims Made Against The Company From Time To Time That Could Result In Litigation, Distract Management From The Company's Business Activities And Result In Significant Liability Or Damage To The Company's Brand. The Company May Also Experience Product Recalls. As a small company with expanding operations, the Company increasingly faces the risk of litigation and other claims. Litigation and other claims may arise in the ordinary course of the Company's business and, in addition to product-oriented allegations and personal injury claims, include without limitation employee and customer claims, commercial disputes, and intellectual property issues. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Litigation and other claims against the Company, even if the Company is ultimately successful, could result in unexpected expenses and liabilities, which could materially and adversely affect the Company's operations, financial condition and reputation. The Company could still be subject to material product claims if people are harmed by or otherwise take issue with the Company's products or the claims made about such products, which could increase the Company's costs and adversely affect its reputation, revenues and operating income. Some of the products the Company markets, sells or distributes may expose the Company to advertising, labelling, warranty, consumer Class Action, or product liability claims relating to personal injury or environmental damage, and may require product recalls, relabeling, repackaging, reformulation or other actions. The Company may initiate or participate in product recalls, withdrawals or seizures if any of the Company's products are believed to cause injury or if the Company is alleged to have violated governmental regulations in the creation, labelling, promotion, sale or distribution of its products in one or more jurisdictions. A significant product recall, withdrawal or seizure may require significant management attention, would likely result in substantial and unexpected costs and may materially and adversely affect the Company's business, financial condition and results of operations. Product recalls may lead to increased scrutiny of the Company's operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses. Furthermore, a significant product recall, withdrawal or seizure may adversely affect consumer confidence in the Company's products and thus decrease consumer demand for its products. If products are offered for sale by the Company do not comply with applicable regulatory and legal requirements in a particular country, the Company may be prohibited from marketing and selling such products in that country, may be required to recall or remove such products from the market, or may be subject to other regulatory actions, and may face lawsuits or other claims related to any alleged non-compliance, which could materially and adversely affect the Company's business, financial condition and results of operation. Although the Company maintains liability insurance to mitigate potential claims, it cannot be certain that the coverage will cover any or all losses, expenses, damages or liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all. The Company's Success Depends On Its Ability To Operate Its Business Without Infringing, Misappropriating Or Otherwise Violating The Trademarks, Patents, Copyrights And Other Proprietary Rights Of Third Parties The Company's commercial success depends in part on its ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets, publicity and other proprietary rights of others. The Company cannot be certain that the conduct of its business does not and will not infringe, misappropriate or otherwise violate such rights. From time to time, the Company may receive allegations of intellectual property infringement and third parties may file claims against the Company with allegations of intellectual property infringement. To the extent the Company gains greater visibility and market exposure, it may also face a greater risk of being the subject of such claims and litigation. For these and other reasons, third parties may allege that the Company's products or activities infringe, misappropriate, dilute or otherwise violate their trademark, patent, copyright, trade secret, publicity or other proprietary rights. Defending against allegations and litigation could be expensive, occupy significant amounts of time, divert management's attention from other business concerns and have an adverse impact on the Company's ability to bring products to market. In addition, if the Company is found to infringe, misappropriate, dilute or otherwise violate third-party trademark, patent, copyright, trade secrets, publicity or other proprietary rights, the Company's ability to use brands to the fullest extent it plans may be limited, the Company may need to obtain a license, which may not be available on commercially reasonable terms, or at all, or the Company may need to redesign or rebrand its marketing strategies or products, which may not be possible. The Company may also be required to pay substantial damages or be subject to an order prohibiting it and its retail partners from importing or selling certain products or engaging in certain activities. The Company's inability to operate its business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of others could have a material adverse effect on its business, financial condition and results of operations. The Company Relies On Third Party Suppliers, Manufacturers, Distributors And Other Vendors, And They May Not Continue To Produce Products Or Provide Services That Are Consistent With The Company's Standards Or Applicable Regulatory Requirements, Which Could Harm The Company's Brand, Cause Consumer Dissatisfaction, And Require It To Find Alternative Suppliers Of Its Products Or Services The Company does not own or operate any manufacturing facilities. The Company uses third-party suppliers and manufacturers to source and manufacture all of its products. The Company engages its third-party suppliers and manufacturers on a purchase order basis. Consequently, the Company's suppliers and manufacturers have no continuing obligations to provide services or to guarantee capacity, which could affect the Company's ability to sell products. The ability of these third parties to supply and manufacture products may be affected by competing orders placed by other customers and the demands of those customers, or by events beyond the control of such third-party suppliers and manufacturers, in which case the Company's ability to and the manner in which the Company supplies products to consumers may be impacted. If the Company experiences significant increases in demand or need to replace a significant number of existing suppliers or manufacturers, there can be no assurance that additional supply and manufacturing capacity will be available when required on terms that are acceptable to the Company, or at all, or that any supplier or manufacturer will allocate sufficient capacity to the Company in order to meet its requirements. The Company may outsource significant portions of its distribution process, as well as certain technology-related functions, to third-party service providers. Specifically, the Company may rely on third-party distributors to sell its products in a number of foreign countries and may be dependent on a single third-party vendor for credit card processing. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices the Company expects, or the costs and disruption incurred in changing these outsourced functions to being performed under the Company's management and direct control or that of a third-party, may have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Company's third-party manufacturers, suppliers and distributors may: • •have economic or business interests or goals that are inconsistent with the Company's; • take actions contrary to the Company's instructions, requests, policies or objectives or applicable law; • be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet the Company's production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products and ingredients; • have financial difficulties;• encounter raw material or labor shortages; • encounter increases in the costs of raw materials and labor costs which may affect the Company's procurement costs; • disclose the Company's confidential information or intellectual property to competitors or third parties; • engage in activities or employ practices that may harm the Company's reputation; • experience disruptions in operations at their manufacturing facilities or distribution centers; and work with, be acquired by, or come under control of, the Company's competitors. The occurrence of any of these events, alone or together, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, such problems may require the Company to find new third¬ party suppliers, manufacturers or distributors, and there can be no assurance that the Company would be successful in finding third-party suppliers, manufacturers or distributors meeting the Company's standards of innovation and quality. The management and oversight of the engagement and activities of the Company's third¬ party suppliers, manufacturers and distributors requires substantial time, effort and expense of the Company's employees, and the Company may be unable to successfully manage and oversee the activities of its third-party manufacturers, suppliers and distributors. If the Company experiences any supply chain disruptions caused by the manufacturing process or by the Company's inability to locate suitable third-party manufacturers or suppliers, or if the Company's manufacturers or raw material suppliers experience problems with product quality or disruptions or delays in the manufacturing process or delivery of the finished products or the raw materials used to make such products, the Company's business, financial condition and results of operations could be materially and adversely affected. If The Company Fails To Manage Its Inventory Effectively, Its Results Of Operations, Financial Condition And Liquidity May Be Materially And Adversely Affected. The Company's business requires it to manage inventory effectively. The Company may at times depend on its forecasts of demand for, and popularity of, various products to make purchase decisions and to manage its inventory of SKUs. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to its products and other factors, and the Company's consumers may not purchase products in the quantities that the Company expects. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry. If the Company fails to manage its inventory effectively or negotiate favorable credit terms with third-party suppliers, it may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if the Company is required to lower sale prices in order to reduce inventory level or to pay higher prices to its suppliers, the Company's profit margins might be negatively affected. Any of the above may materially and adversely affect the Company's business, financial condition and results of operations. The Company May Experience Difficulties In Maintaining Or Expanding Its Sales In Its Current And Targeted International Markets And Its International Sales Expose The Company To Risks And Expenses Inherent In Operating Or Selling Products In Foreign Jurisdictions, And Developing And Emerging Markets In Particular, Where The Risks May Be Heightened There can be no assurance that the Company will be able, in the future, to transact with international distribution partners or any other similar distributor on favorable terms or at all. Several factors, including legal and regulatory compliance, and weakened economic conditions in any of the Company's international markets, could adversely affect such growth. Additionally, the Company's entry into new international markets requires management attention and financial resources that would otherwise be spent on other parts of the Company's business. Some of the countries in which the Company sells its products, or otherwise have an international presence, are to some degree subject to political, economic and/or social instability. The Company's international sales expose it to risks and expenses inherent in operating or selling products in foreign jurisdictions, and developing and emerging markets in particular where the risks may be heightened. The substantial up-front investment required, the lack of consumer awareness of the Company's products in these jurisdictions, differences in consumer preferences and trends between jurisdictions, the risk of inadequate intellectual property protections and differences in packaging, labelling, cosmetics and related laws, rules and regulations are all substantial matters that need to be evaluated prior to doing business in new territories. The Company cannot be assured that its international efforts will be successful. In addition to the risks mentioned elsewhere, these risks and expenses could have a material adverse effect on the Company's business, results of operations or financial position and include without limitation: • adverse currency exchange rate fluctuations; • risks associated with complying with laws and regulations in the countries in which the Company's products are sold, including without limitation requirements pertaining to product advertising, labelling or ingredient use, and requirements to apply for and obtain licenses, permits or other approvals for the Company's products, and the delays associated with obtaining such licenses, permits or other approvals; • the costs of adapting the Company's products for sale in foreign countries, including to change the Company's formulations, formats, labelling or packaging; • multiple, changing, and often inconsistent enforcement of laws, rules and regulations, including regulations and standards relating to consumer health products; • risks associated with the reliance on the Company's international distribution partners, including the possible failure of the Company's international distribution partners to appropriately understand, represent and effectively market and sell the Company's products; • damage to the Company's reputation or brand if counterfeit versions of the Company's products are introduced into the Company's international markets; • the imposition of additional foreign governmental controls or regulations, new or enhanced trade restrictions or non-tariff barriers to trade, or restrictions on the activities of foreign agents, representatives, and distributors; • increases in taxes, tariffs, customs and duties, or costs associated with compliance with import and export licensing and other compliance requirements; • the imposition of restrictions on trade, currency conversion or the transfer of funds or limitations on the Company's ability to repatriate earnings in a tax effective manner; • the imposition of United States and/or international sanctions against a country, company, person or entity with whom the Company does business that would restrict or prohibit the Company's continued business with the sanctioned country, company, person or entity; • downward pricing pressure on the Company's products in the Company's international markets, due to competitive factors or otherwise; • laws and business practices favoring local companies; • political, social or economic unrest or instability, including without limitation military conflicts and acts of terrorism; • greater risk on credit terms, longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems; • difficulties in enforcing or defending intellectual property rights; and • the effect of disruptions caused by severe weather, natural disasters, outbreak of disease or other events that make travel to a particular region less attractive or more difficult. The Company's international efforts may not produce desired levels of sales. Furthermore, the Company's experience with selling products in its current international markets may not be relevant or may not necessarily translate into favorable results if the Company sells in other international markets. If and when the Company enters into new markets in the future, the Company may experience different competitive conditions, less familiarity with the Company's brands and/or different consumer tastes and spending patterns. As a result, the Company may be less successful than expected in expanding the Company's sales in its current and targeted international markets. Sales into new international markets may take longer to ramp up and reach expected sales and profit levels, or may never do so, thereby affecting the Company's overall growth and profitability. To build brand awareness in these new markets, the Company may need to make greater investments in legal compliance, advertising and promotional activity than originally planned, which could negatively impact the expected profitability of the Company's sales in those markets. These or one or more of the factors listed above may harm the Company's business, results of operations or financial condition. Any material decrease in the Company's international sales or profitability could also adversely impact the Company's overall business, results of operations or financial condition. Furthermore, some of the Company's operations and sales may be conducted in parts of the world that experience illegal sales practices or corruption or are operated under legal system susceptible to undue influences to some degree. Although the Company has policies and procedures in place that are designed to promote legal and regulatory compliance, the Company's employees, distribution partners and consultants could take actions that violate applicable anti corruption laws or regulations. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company's business, results of operations or financial position. The Company Is Subject To Insurance-Related Risks The Company plans to, at some time in the future, purchase liability insurance, business interruption and property insurance and the Company's insurance coverage will include deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that the insurance coverage will be sufficient, or that insurance proceeds will be timely paid to the Company. In addition, there are types of losses the Company may incur but against which it cannot be insured or which the Company believes are not economically reasonable to insure, such as losses due to acts of war or certain natural disasters. If the Company incurs these losses and they are material, the Company's business, operating results and financial condition may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, the Company may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes. Although the Company currently insures the Company's inventory, its insurance coverage may not be sufficient to cover the full extent of any loss or damage to its inventory or its third party distribution facilities, and any loss, damage or disruption of these facilities, or loss or damage of the inventory stored there, could materially and adversely affect the Company's business, financial condition and results of operations. Use Of Social Media May Materially And Adversely Affect The Company's Reputation Or Subject It To Fines Or Other Penalties The Company uses, or will use the internet and social media networks including Facebook, Instagram and Twitter to reach customers. Negative commentary regarding the Company or its products may be posted on the Company's social media platforms and may be adverse to the Company's reputation or business. The Company's target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording the Company an opportunity for redress or correction. The Company also uses these third-party social media platforms as marketing tools. As e-commerce and social media platforms continue to rapidly evolve, the Company must continue to maintain a presence on these platforms and establish presence on new or emerging popular social media platforms. If the Company is unable to cost-effectively use social media platforms as marketing tools, the Company's ability to acquire new consumers and the Company's financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by the Company, the Company's employees or third parties, whether or not acting at the Company's direction, to abide by applicable laws and regulations in the use of these platforms and devices could subject it to regulatory investigations, lawsuits, liability, fines or other penalties and have a material adverse effect on the Company's business, financial condition and results of operations. In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on the Company to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. The inability of or failure by the Company to timely or properly monitor all product promotion conducted online or through social media or elsewhere may also subject the Company to regulatory action, lawsuits, liability, fines or other penalties and have a material adverse effect on the Company's business, financial condition or results of operations. Compliance With Existing And Changes In Legal, Regulatory And Industry Standards May Adversely Affect The Company's Business In the United States and in the Company's international markets, the manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of the Company's products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at all levels of government in the United States and other foreign jurisdictions. There is currently no uniform regulation applicable to clothing, merchandise and adventure travel products worldwide. There can be no assurance that the Company is in compliance with all of these laws, regulations and other constraints. The Company's failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact the Company's business, financial condition and results of operations. In addition, a change in existing legal, regulatory, and industry standards or the adoption of new laws, regulations, standards or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead the Company to discontinue product sales and may have an adverse effect on the packaging, labelling or marketing of the Company's products, resulting in significant loss of sales and production delays. The introduction of new environmental laws affecting the size or materials composition of the Company's packaging could impact the visibility of the Company's products on the display shelves of the Company's retail partners or require necessary changes to product formulation, labelling, packaging or marketing, which may result in significant loss of sales or production delays. Any of the foregoing could have a material adverse effect on the Company's business, financial condition or results of operations. In the United States products are regulated by the FTC and other regulatory bodies. Governmental regulations in countries where the Company plans to commence or expand operations may prevent or delay entry into those markets or require the Company to incur additional costs. In addition, the Company's ability to sustain satisfactory levels of sales in the Company's existing markets is dependent in significant part on the Company's ability to introduce additional products into such markets. However, governmental regulations in the Company's existing markets, both domestic and international, can delay or prevent the introduction, or require the reformulation, relabeling or withdrawal, of certain of the Company's products. Further, such regulatory action, whether or not it results in a final determination adverse to the Company, could create negative publicity, with detrimental effects on sales and brand reputation. There has been an increase in regulatory activity and activism in certain foreign markets, and the regulatory landscape is becoming more complex with increasingly strict requirements. In particular, there has been increased legal and regulatory scrutiny of product ingredients and labelling and marketing claims under existing and new regulations. Such anticipated regulatory and standards changes may introduce some risk and harm to the Company's operations if the Company's products or advertising activities are found to violate existing or new laws or regulations or if the Company is not able to affect necessary changes to the Company's products in a timely and efficient manner to respond to changes in or new regulations. If this trend continues, the Company may find it necessary to alter some of the ways the Company has traditionally manufactured and marketed the Company's products in order to stay in compliance with a changing regulatory landscape, and this could add to the costs of the Company's operations and have an adverse impact on the Company's business. To the extent federal, provincial, state, local or foreign regulatory changes regarding consumer protection, or the ingredients, claims or safety of the Company's products occur in the future, they could require the reformulation or discontinuation of certain of the Company's products, revisions to the product packaging or labelling, or adjustments in the Company's or the Company's third-party manufacturer's, supplier's or distributor's operations and systems, any of which could result in, among other things, increased costs, delays in production or product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on the Company's business, financial condition and results of operations. Noncompliance with applicable regulations could result in enforcement action by or regulatory authorities, including but not limited to product seizures, injunctions, product recalls, and criminal or civil monetary penalties, all of which could have a material adverse effect on the Company's business, financial condition and results of operations. Facilities Of The Company's Third-Party Manufacturers May Be Subject To Audit, Inspection, Or Regulation By Regulatory Authorities Facilities of the Company's third-party manufacturers may be subject to audit, inspection, or regulation by applicable regulatory authorities. The Company's operations could be harmed if regulatory authorities make determinations that the Company, or its vendors and business partners, are not in compliance with applicable regulations. If a regulatory authority discovers or otherwise becomes aware of a violation of law, it may, among other things, enjoin the Company's manufacturer's operations, seize product, and impose administrative, civil or criminal penalties. If the Company or its manufacturers fail to comply with applicable regulatory requirements, the Company could be required to take costly corrective actions, including without limitation suspending manufacturing operations, changing product formulations, suspending sales, or initiating product recalls. In addition, compliance with applicable regulations has increased and may further increase the cost of manufacturing certain of the Company's products as the Company works with the Company's vendors to assure they are qualified and in compliance. Any of these outcomes could have a material adverse effect on the Company's business, financial condition and results of operations. Government Regulations And Private Party Actions Relating To The Marketing And Advertising Of The Company's Products May Restrict, Inhibit Or Delay The Company's Ability To Sell The Company's Products And Harm The Company's Business, Financial Condition And Results Of Operations Government authorities regulate advertising and product claims regarding the nature, performance and benefits of the Company's products. These regulatory authorities typically require a reasonable basis to support any marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that the efforts that the Company undertakes to support the Company's claims will be deemed adequate for any particular product or claim. A significant area of risk for such activities relates to improper or unsubstantiated claims about the Company's products and their use or safety. If the Company is unable to show adequate substantiation for the Company's product claims, or the Company's promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FTC or other regulatory authorities could take enforcement action or impose penalties, such as monetary consumer redress, requiring the Company to revise its marketing materials, amend the Company's claims or stop selling certain products, all of which could harm the Company's business, financial condition and results of operations. Any regulatory action or penalty could lead to threatened or actual private party claims or actions, including Class Actions, or such claims and actions may arise in the absence of regulatory action or requirements. These claims or actions, particularly any unfavorable resolution thereof, may restrict, inhibit or delay the Company's ability to sell products and could further harm the Company's business, financial condition and results of operations. This offering involves "rolling closings,,, which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right. The Company Has Been Affected By The Coronavirus Pandemic In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. The Company faces uncertainty as the ongoing pandemic causes significant disruption to U.S and global markets and business. The overall and long term impacts of the outbreak are unknown and evolving. This pandemic has already adversely affected our business and this or another pandemic, epidemic or outbreak of an infectious disease in the United States or in another country may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The effects of such a widespread infectious disease and epidemic has already caused, and may continue to cause or may cause in the future an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of coronavirus or of another pandemic are difficult to assess as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, and any future similar occurrence may cause an overall decline in the economy as a whole and therefore may materially harm our Company long term. At the time of this filing, many businesses in the United States and in most countries are closed. These closures have affected our business in numerous ways. As this filing is being made, there is uncertainty as to if, or when, businesses will reopen. There is also uncertainty as to what long-term restrictions or other effects will occur in general. There is also uncertainty as to what will happen in this regard should another health-related outbreak occur in the future. All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the long-term business of the Company, and your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 16, 2023.

Solgaard Design Inc.

By /s/ *Adrian Nicholas Solgaard Janzen*

    Name: Solgaard Design Inc

    Title: Founder and CEO

Exhibit A

FINANCIAL STATEMENTS

I, Adrian Solgaard, the Founder and CEO of Solgaard Design Inc hereby certify that the financial statements of Solgaard Design Inc and notes thereto for the periods ending December 2021 and December 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $36.8MM; taxable income of $1.5MM.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the twenty second of May 2023.

(Signature)  _____

Adrian Solgaard
Founder and CEO
05/22/2023

Solgaard Design Inc.

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Income		
Direct to Consumer Revenue	40,984,081.87	13,725,858.17
Discounts and Refunds	-7,453,507.77	-2,284,896.17
Other Revenue	145.00	28,778.25
Wholesale Revenue	3,295,764.10	2,332,118.77
Total Income	**$36,826,483.20**	**$13,801,859.02**
Cost of Goods Sold		
Cost of Goods Sold	13,888,010.46	5,461,463.57
Total Cost of Goods Sold	**$13,888,010.46**	**$5,461,463.57**
GROSS PROFIT	**$22,938,472.74**	**$8,340,395.45**
Expenses		
Compensation Expense	1,534,787.46	769,894.75
donations	246,988.21	38,550.00
Information Technology Expenses	373,616.39	111,105.56
Interest Expense	677,138.74	315,164.91
Marketing and Advertising Expenses	11,192,852.79	3,323,092.13
NY State Taxes		1,416.22
Professional Fees	267,124.45	116,213.91
Rent Expense	154,527.56	218,077.38
Selling, General and Administrative	6,770,756.32	2,182,128.31
Taxes	63,378.45	5,701.58
Travel	139,293.23	54,888.77
Total Expenses	**$21,420,463.60**	**$7,136,233.52**
NET OPERATING INCOME	**$1,518,009.14**	**$1,204,161.93**
Other Income	$5.26	$15.71
Other Expenses	$0.00	$4,498.43
NET OTHER INCOME	$5.26	$ -4,482.72
NET INCOME	**$1,518,014.40**	**$1,199,679.21**

Solgaard Design Inc.

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Income		
Direct to Consumer Revenue	40,984,081.87	13,725,858.17
Discounts and Refunds	-7,453,507.77	-2,284,896.17
Other Revenue	145.00	28,778.25
Wholesale Revenue	3,295,764.10	2,332,118.77
Total Income	**$36,826,483.20**	**$13,801,859.02**
Cost of Goods Sold		
Cost of Goods Sold	13,888,010.46	5,461,463.57
Total Cost of Goods Sold	**$13,888,010.46**	**$5,461,463.57**
GROSS PROFIT	**$22,938,472.74**	**$8,340,395.45**
Expenses		
Compensation Expense	1,534,787.46	769,894.75
donations	246,988.21	38,550.00
Information Technology Expenses	373,616.39	111,105.56
Interest Expense	677,138.74	315,164.91
Marketing and Advertising Expenses	11,192,852.79	3,323,092.13
NY State Taxes		1,416.22
Professional Fees	267,124.45	116,213.91
Rent Expense	154,527.56	218,077.38
Selling, General and Administrative	6,770,756.32	2,182,128.31
Taxes	63,378.45	5,701.58
Travel	139,293.23	54,888.77
Total Expenses	**$21,420,463.60**	**$7,136,233.52**
NET OPERATING INCOME	**$1,518,009.14**	**$1,204,161.93**
Other Income	$5.26	$15.71
Other Expenses	$0.00	$4,498.43
NET OTHER INCOME	$5.26	$ -4,482.72
NET INCOME	**$1,518,014.40**	**$1,199,679.21**

Solgaard Design Inc.

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Chase -Checking	1,367,010.46	263,231.80
Chase Savings	29,364.86	18.60
Clearing account	85.27	18,000.00
PayPal Bank	399,767.40	209,278.75
Paypal Bank (GMA)	0.00	0.00
PPP Chase Checking	0.00	0.00
US Bank Checking (Closed)	0.00	0.00
Total Bank Accounts	**$1,796,227.99**	**$490,529.15**
Accounts Receivable		
Accounts Receivable (A/R)	434,908.70	63,150.22
Total Accounts Receivable	**$434,908.70**	**$63,150.22**
Other Current Assets		
Deposits	25,310.70	25,399.25
Due from the Solgaard Foundation	1,550.00	1,550.00
Inventory	2,825,906.89	996,257.30
Inventory Asset	0.00	0.00
Officer Expenses	5,152.55	5,152.55
Other Current Assets	184,248.90	-201,782.96
Other Receivables	0.00	0.00
Patents	32,421.00	32,421.00
Accumulated Amortization - Patents	-5,025.05	-5,025.05
Total Patents	**27,395.95**	**27,395.95**
Prepaid Expense	220,534.89	93,204.69
Prepaid Insurance	0.00	0.00
Prepaid Inventory	3,942,177.08	2,967,914.73
Prepaid Subscriptions	0.00	0.00
Undeposited Funds	240,823.33	338,350.00
Total Other Current Assets	**$7,473,100.29**	**$4,253,441.51**
Total Current Assets	**$9,704,236.98**	**$4,807,120.88**
Fixed Assets		
IT Equipment - Fixed Assets	3,319.66	1,784.91
Office Furniture - Fixed Asset	1,221.88	1,221.88
Total Fixed Assets	**$4,541.54**	**$3,006.79**

Solgaard Design Inc.

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
Other Assets		
CRDC investment	150,000.00	
Goodwill	0.00	0.00
Total Other Assets	**$150,000.00**	**$0.00**
TOTAL ASSETS	**$9,858,778.52**	**$4,810,127.67**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	6,419,252.16	2,418,472.24
Total Accounts Payable	**$6,419,252.16**	**$2,418,472.24**
Credit Cards		
American Express Gold Card	125,516.79	99,817.43
Barclay Credit Card (Closed)	0.00	0.00
Brex Credit Card	0.00	0.00
Chase 5610 Credit Card	4,585.60	87,839.24
Chase 8606 Credit Card	1,916.02	1,916.02
Credit Card 1316	-51,041.31	
Total Credit Cards	**$80,977.10**	**$189,572.69**
Other Current Liabilities		
Accrued Expenses	0.00	0.00
California Department of Tax and Fee Administration Payable	3,050.80	
Colorado Department of Revenue Payable	184.25	
Comptroller of Maryland Payable	598.38	
Connecticut Department of Revenue Services Payable	726.00	
Due to CircleUp	0.00	0.00
Due to Clearbanc	0.00	0.00
Due to Shopify Capital	0.00	0.00
Due to Solgaard Design APS	0.00	0.00
Florida Department of Revenue Payable	832.83	
Georgia Department of Revenue Payable	901.43	160.87
Indiana Department of Revenue Payable	157.57	
Interest Payable - Jeff Shupe	44,791.07	29,791.08
Iowa Department of Revenue Payable	206.10	
Kansas Department of Revenue Payable	104.42	
Kentucky Department of Revenue Payable	76.50	
Michigan Department of Treasury Payable	802.74	0.00
Minnesota Department of Revenue Payable	2,942.63	

Solgaard Design Inc.

Balance Sheet
As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
Nebraska Department of Revenue Payable	77.19	
Nevada Department of Taxation Payable	83.13	
New Jersey Department of Revenue Payable	12,607.67	1,277.11
New York Department of Taxation and Finance Payable	44,805.81	6,916.77
North Carolina Department of Revenue Payable	324.58	
North Dakota Office of State Tax Commissioner Payable	102.69	
Ohio Department of Taxation Payable	796.23	
Oklahoma Tax Commission Payable	179.25	
Other Current Liabilities	0.00	0.00
Out Of Scope Agency Payable	153.34	0.00
Pennsylvania Department of Revenue Payable	398.16	
Rhode Island Division of Taxation Payable	13.93	
Sales Tax Payable	242,186.41	393.19
South Dakota Department of Revenue Payable	32.38	
Tennessee Department of Revenue Payable	392.97	
Texas State Comptroller Payable	10,398.58	
Unearned Revenue	0.00	0.00
Utah State Tax Commission Payable	70.78	
Virginia Department of Taxation Payable	298.52	
Washington State Department of Revenue Payable	651.49	
West Virginia State Tax Department Payable	25.68	
Wisconsin Department of Revenue Payable	174.00	
Withholding - 1042	-2,861.95	
Wyoming Department of Revenue Payable	49.29	
Total Other Current Liabilities	**$366,334.85**	**$38,539.02**
Total Current Liabilities	**$6,866,564.11**	**$2,646,583.95**
Long-Term Liabilities		
Convertible Notes	200,000.00	200,000.00
Loan - Jefferey Shupe	150,000.00	150,000.00
Loans - 13 V Consumer	0.00	106,915.77
Loans - Circle Up Credit Advisors	0.00	0.00
Loans - Ember Holdings	-2,304.02	897,695.98
Loans - SBA	0.00	0.00
Loans - Shopify Capital	0.00	0.00
Loans - Wayflyer	391,608.59	123,060.41
Other Long Term Liabilities	7,384.79	21,361.17
Total Long-Term Liabilities	**$746,689.36**	**$1,499,033.33**
Total Liabilities	**$7,613,253.47**	**$4,145,617.28**

Solgaard Design Inc.

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
Equity		
Capital	854,110.01	791,034.89
Opening Balance Equity	-64.74	10.12
Retained Earnings	-176,534.62	-1,376,213.83
SAFE	50,000.00	50,000.00
Net Income	1,518,014.40	1,199,679.21
Total Equity	**$2,245,525.05**	**$664,510.39**
TOTAL LIABILITIES AND EQUITY	**$9,858,778.52**	**$4,810,127.67**

CERTIFICATION

I, Adrian Nicholas Solgaard Janzen, Principal Executive Officer of Solgaard Design Inc., hereby certify that the financial statements of Solgaard Design Inc. included in this Report are true and complete in all material respects.

Adrian Nicholas Solgaard Janzen

Founder and CEO